Exhibit 99.1

BeyondSpring Announces First Quarter 2021 Financial Results and Provides a Corporate Update

- NDA Filed by U.S. Food and Drug Administration(FDA) and given Priority Review for plinabulin plus G-CSF for the prevention of CIN. A PDUFA date of November 30, 2021 has been assigned by the FDA.

- Highlighted PROTECTIVE-2 Phase 3 data at two scientific conferences – ASCO and FOCIS – showing plinabulin in combination with G-CSF to have superior benefit in reducing the incidence and severity of febrile neutropenia and hospitalization rates and better QoL compared to pegfilgrastim alone

- Advanced clinical development of combination plinabulin + checkpoint inhibitors in PD-1/PD-L1-resistant tumors: presented promising Phase 1 anti-cancer data in PD-1/PD-L1-resistant SCLC at ASCO 2021; dosed first patient in a triple IO combination Phase 1 study in seven advanced solid tumors

NEW YORK, Jun. 16, 2021 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced its financial results for the first quarter ended March 31, 2021 and provided an update on recent corporate events.

“This quarter was marked by meaningful progress on the road toward building our lead first-in-class asset, plinabulin, as a pipeline in a drug, from treating chemotherapy side effects to treating cancer directly,” said Dr. Lan Huang, co-founder, chairwoman and chief executive officer of BeyondSpring. “We are grateful that our NDA for chemotherapy-induced neutropenia (CIN) prevention was filed by the U.S. FDA with priority review. Our plinabulin and G-CSF combination has the potential to elevate the standard of care in CIN for the first time in 30 years.  In addition, in the coming months, we plan to announce topline anti-cancer overall survival data from the Phase 3 DUBLIN-3 trial in NSCLC. We are building clinical evidence to demonstrate that plinabulin is a potent antigen presenting cell (APC) inducer with potential to be a ‘game changer’ in cancer treatment for severely unmet medical needs.”

Recent Corporate Highlights

Lead Asset Plinabulin, a “Pipeline in a Drug”

Clinical Update

•
June 2021: Announced Food and Drug Administration (FDA) filing of New Drug Application with Priority Review for plinabulin and G-CSF combination for the prevention of CIN. The FDA set a Prescription Drug User Fee Act (PDUFA) target action date for November 30, 2021.

•
June 2021: Presented three poster presentations at the 2021 Annual Meeting of the American Society of Clinical Oncology (ASCO) highlighting the Company’s PROTECTIVE-2 Phase 3 data demonstrating combination plinabulin + pegfilgrastim offers superior benefit in reducing the incidence and severity of febrile neutropenia (FN) and hospitalization, with better quality-of-life (QoL), compared to pegfilgrastim alone.

•
June 2021: Announced late-breaking poster presentation at the Federation of Clinical Immunology Societies (FOCIS) Annual Meeting highlighting data from Phase 3 PROTECTIVE-2 CIN Study showing plinabulin in combination with pegfilgrastim improves CIN prevention and reverses key aspects of the immune suppressive profile of monotherapy pegfilgrastim.

•
June 2021: Presented data at ASCO 2021 of plinabulin in combination with nivolumab and ipilimumab, showing a 46% objective response rate (ORR) in 13 evaluable patients with PD-1/PD-L1 naïve or resistant tumors in 2nd line and beyond in small cell lung cancer (SCLC). Additionally, data demonstrated the plinabulin combination was able to re-sensitize tumors to I/O therapy, that had progressed on prior PD-1/PD-L1 inhibitors, with a 43% ORR.

•
June 2021: Dosed first patient in a triple combination study with plinabulin, PD-1/PD-L1 inhibitor and radiotherapy at MD Anderson for the reversal of resistance to PD-1/PD-L1 inhibitors in patients with seven advanced solid tumors.

Upcoming Clinical Milestones

•	Mid-2021 (DUBLIN-3): Topline overall survival (OS) data expected in pivotal Phase 3 non-small cell lung cancer (NSCLC) study.

•	2022: (Big Ten Cancer Research Consortium, Investigator Initiated study): Phase 2 Data expected in plinabulin + nivolumab + ipilimumab in checkpoint inhibitor-resistant SCLC.

•
2022: (MD Anderson investigator led study): Phase 1 Data expected in plinabulin + PD-1/PD-L1 inhibitors + radiation in PD-1/PD-L1-failed patients in seven cancers, including bladder cancer, melanoma, Merkel cell cancer, MSI-H Cancers (of any histology), NSCLC, renal cell cancer, and SCLC.

First Quarter 2021 Financial Results

Research and development (“R&D”) expenses were $11.3 million for the quarter ended March 31, 2021, compared to $13.7 million for the quarter ended March 31, 2020. The decrease of $2.4 million was primarily due to a decrease in clinical trial expenses and non-cash stock-based compensation expense, partially offset by an increase in manufacturing costs and the cost of the plinabulin regulatory filings.

General and administrative (“G&A”) expenses were $6.4 million for the quarter ended March 31, 2021, compared to $2.9 million for the quarter ended March 31, 2020. The $3.5 million increase was primarily due to higher personnel costs, non-cash stock-based compensation expense, as well as costs associated with plinabulin pre-commercialization activities.

Net loss attributable to the Company was $17.0 million for the quarter ended March 31, 2021, compared to $16.1 million for the quarter ended March 31, 2020.

As of March 31, 2021, the Company had cash and cash equivalents of $90.6 million on hand. The Company believes it has sufficient cash to support its ongoing clinical programs over the next year, including its immuno-oncology pipeline, and to prepare for a potential launch of plinabulin in CIN in early 2022.

First Quarter 2021 Results Conference Call and Webcast Details
The management of BeyondSpring will host a conference call and webcast for the investment community today, June 16, 2021, at 8:30 am ET. The conference call can be accessed by dialing 855-327-6837 (U.S. and Canada) or +1-631-891-4304 (International). The passcode for the conference call is 10014535 To access the live webcast or subsequent archived recording, click here or visit the “investors” section of the BeyondSpring website at www.beyondspringpharma.com. The webcast will be recorded and available for replay on the company’s website for 90 days.

About BeyondSpring
Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset plinabulin, a Selective Immunomodulating Microtubule-Binding Agent (SIMBA), is being developed a “pipeline in a drug.” It is filed for approval and has received Priority Review in the U.S. and China for the prevention of chemotherapy-induced neutropenia (CIN) with a PDUFA date of November 30, 2021, and has a fully enrolled pivotal study (Dublin-3) to test an anti-cancer benefit with an overall survival primary endpoint in non-small cell lung cancer (NSCLC). Additionally, it is being broadly studied in combination with various immuno-oncology regimens that could boost the effects of PD-1 / PD-L1 antibodies. In addition to plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:
Darren Opland, Ph.D.
LifeSci Communications
+1 646-627-8387
darren@lifescicomms.com

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BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2021

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	March 31,
	Note	2020	2021
		$	$
			(Unaudited)

Assets

Current assets:
Cash and cash equivalents		109,537	90,574
Advances to suppliers		3,505	3,436
Prepaid expenses and other current assets		358	362
Total current assets		113,400	94,372

Noncurrent assets:
Property and equipment, net	4	184	175
Operating lease right-of-use assets		2,174	1,250
Other noncurrent assets		1,280	1,296
Total noncurrent assets		3,638	2,721

Total assets		117,038	97,093

Liabilities, mezzanine equity and equity

Current liabilities:
Accounts payable		2,216	1,569
Accrued expenses		5,607	5,756
Current portion of operating lease liabilities		787	505
Deferred revenue	3	1,350	1,350
Long-term loans, current portion	5	-	1,526
Other current liabilities	12	3,806	1,924
Total current liabilities		13,766	12,630

Noncurrent liabilities:
Long-term loans	5	2,167	635
Operating lease liabilities		1,359	673
Deferred revenue	3	7,925	7,587
Total noncurrent liabilities		11,451	8,895

Total liabilities		25,217	21,525

Commitments and contingencies	15

Mezzanine Equity
Contingently redeemable noncontrolling interests	14	5,196	5,196

Equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 39,141,913 and 39,106,476 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	8	4	4
Additional paid-in capital	8	366,451	367,555
Accumulated deficit	8	(277,818)	(294,806)
Accumulated other comprehensive loss	8	(297)	(247)

Total BeyondSpring Inc.’s shareholders’ equity		88,340	72,506
Noncontrolling interests	8	(1,715)	(2,134)
Total equity		86,625	70,372

Total liabilities, mezzanine equity and equity		117,038	97,093

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended March 31,
	Note	2020	2021
		$	$

Revenue	3	-	338

Operating expenses
Research and development		(13,704)	(11,311)
General and administrative		(2,928)	(6,447)

Loss from operations		(16,632)	(17,420)
Foreign exchange loss, net		(74)	(31)
Interest income		64	32
Interest expense		(21)	(24)
Other income		1	-

Loss before income tax		(16,662)	(17,443)
Income tax benefit	7	-	-

Net loss		(16,662)	(17,443)
Less: Net loss attributable to noncontrolling interests		(578)	(455)
Net loss attributable to BeyondSpring Inc.		(16,084)	(16,988)

Net loss per share
Basic and diluted	11	(0.58)	(0.44)
Weighted average shares outstanding
Basic and diluted	11	27,732,449	39,004,609

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain		53	73

Comprehensive loss		(16,609)	(17,370)
Less: Comprehensive loss attributable to noncontrolling interests		(582)	(432)

Comprehensive loss attributable to BeyondSpring Inc.		(16,027)	(16,938)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Three months ended March 31,
	Note	2020	2021
		$	$
Cash flows from operating activities:
Net loss		(16,662)	(17,443)
Adjustments to reconcile net loss to cash used in operating activities:
Share-based compensation	13	3,470	1,122
Depreciation expenses	4	15	17
Non-cash operating lease expense		157	99
Loss on disposal of right-of-use assets		-	22
Changes in assets and liabilities:
Advances to suppliers		135	69
Prepaid expenses and other current assets		(42)	(4)
Other noncurrent assets		5	(16)
Accounts payable		2,603	(647)
Accrued expenses		(1,164)	187
Operating lease liabilities		(163)	(165)
Other current liabilities		596	(1,843)
Deferred revenue		-	(338)
Net cash used in operating activities		(11,050)	(18,940)

Cash flows from investing activities:
Acquisitions of property and equipment		(9)	(8)
Net cash used in investing activities		(9)	(8)

Cash flows from financing activities:
Issuance costs of ordinary shares and redeemable noncontrolling interests		-	(82)
Loans from related parties	6	14	-
Net cash provided by (used in) financing activities		14	(82)

Effect of foreign exchange rate changes, net		29	67

Net decrease in cash and cash equivalents		(11,016)	(18,963)
Cash and cash equivalents at beginning of period		35,933	109,537
Cash and cash equivalents at end of period		24,917	90,574

Supplemental disclosures of cash flow information
Interest paid		21	22
Interest received		117	24

Non-cash activities:
Operating right-of-use assets obtained (released) in exchange for operating lease liabilities		226	(803)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focusing on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

As of March 31, 2021, the subsidiaries of the Company are as follows:

		Date of	Percentage of ownership by the	Principal
Name of company	Place of incorporation	incorporation	Company	activities

BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US ”)	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd. (“Wanchun Shenzhen”)	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Holding company

SEED Therapeutics Inc. (“SEED”)	BVI	June 25, 2019	58.97%	Pre-clinical development activities

SEED Technology Limited (“SEED Technology”)	BVI	December 9, 2019	57.97%	Holding company

SEED Therapeutics US, Inc. (“SEED US”)	Delaware, U.S.	November 25, 2020	58.97%	Pre-clinical development activities

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of March 31, 2021, the unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2020 and 2021, the cash flows for the three months ended March 31, 2020 and 2021, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future and has primarily funded these losses through equity financings. The Company incurred a net loss of $17,443 for the three months ended March 31, 2021 and has an accumulated deficit of $294,806 as of March 31, 2021. Net cash used in operations was approximately $18,940 for the three months ended March 31, 2021. As of March 31, 2021, the Company had $81,742 net current assets and $90,574 of cash and cash equivalents on hand.

Based on the Company’s cash and cash equivalents on hand on March 31, 2021, management does not believe that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. These financial statements have been prepared on a going concern basis.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accruals, valuation allowance for deferred tax assets, estimating uncertain tax positions, measurement of right-of-use assets and lease liabilities, fair value of financial instruments and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash and cash equivalents, accounts payable, redeemable noncontrolling interests, forward liability and long-term loans. The redeemable noncontrolling interests were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period. The Company measures its forward liability at fair value on a recurring basis. As of December 31, 2020 and March 31, 2021, the fair values of cash and cash equivalents, accounts payable, and current portion of long-term loans approximated their carrying values due to their short-term nature.

As of December 31, 2020 and March 31, 2021, the total carrying amount of long-term loans was $2,167 and $635, compared with an estimated fair value of $2,136 and $634, respectively. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

Liabilities measured at fair value on a recurring basis as of December 31, 2020 and March 31, 2021 are summarized below:

		Fair value measurement
Recurring fair value measurement	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$

As of December 31, 2020 (audited):
Forward liability (Note 3)	278	-	-	278
As of March 31, 2021 (unaudited):
Forward liability (Note 3)	278	-	-	278

The Company determined the fair value of the forward liability with the assistance of an independent third-party valuation firm. The fair value of the forward liability is estimated by a discounted cash flow model considering the fair value of the underlying security at December 31, 2020 and March 31, 2021 and the agreed upon future issuance price per contract. For the three months ended March 31, 2021, the fair value change of the forward liability was not material.

The following table represents the assumptions used to estimate the fair value of the forward liability.

	Valuation technique	Unobservable inputs	Range
Forward liability	Discounted cash flow	Fair value of underlying security	2.65

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period presented.

Forward liability
$

Balance as of December 31, 2020 (audited)	278
Gains or losses from changes in fair value	-

Balance as of March 31, 2021 (unaudited)	278

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Collaboration revenue

On November 12, 2020, the Company’s subsidiary, SEED, entered into a research collaboration and license agreement (the “Collaboration Agreement”) with Eli Lilly and Company (“Lilly”). Under the Collaboration Agreement, SEED controls certain rights to intellectual property and other materials related to a platform technology for ubiquitin ligase agonist screening (the “Ub Platform Technology”), and Lilly and SEED shall use commercially reasonable efforts to conduct a research and development program to generate, identify and/or optimize active compounds (“Lilly Compounds”) directed against no more than three targets selected by Lilly (“Lilly Targets”), using the Ub Platform Technology in accordance with the applicable research plans for each of the Lilly Targets.

Under the Collaboration Agreement, Lilly paid SEED an upfront non-refundable fee of $10,000 in November 2020. In addition, SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical discovery and clinical development, regulatory development milestone payments, as well as commercial milestones and royalty payments based on net sales of products that result from the collaboration. The Collaboration Agreement is within the scope of ASC 808, as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company determined the license under the Ub Platform Technology is not distinct within the context of the contract because it is used as an input to produce and deliver the combined outputs, i.e. the identification of Lilly Compounds. The Company determined that it has a single performance obligation which is the stand ready obligation to provide the research and development services to Lilly throughout the shorter of the period up to the completion of research and development activities under the research plans for three Lilly Targets or the contract period of 7 years. Transaction price allocated to the research and development services is recognized as revenue over time on a straight-line basis because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed term. The preclinical discovery, clinical and regulatory development milestone payments were fully constrained at contract inception, and are not included in the transaction price.

In connection with the Collaboration Agreement, the Company and SEED Technology (collectively, the “BYSI Entities”) transferred certain contracts, know-how, materials and equipment, and documents related to a proprietary technology platform to SEED for 9,631,941 Series A-1 convertible preferred shares (the “Series A-1 Preferred Shares”) of SEED. In addition, SEED, BYSI entities, and Lilly entered into share purchase agreements pursuant to which SEED issued an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to BYSI Entities, and 1,990,000 shares of its Series A-2 convertible redeemable preferred shares (the “Series A-2 Preferred Shares”, collectively with Series A-1 Preferred Shares, the “Preferred Shares”) to Lilly, each at a cash purchase price of $2.5125 per share. Series A-2 Preferred Shares were recorded as contingently redeemable noncontrolling interests in mezzanine equity (Note 14). Pursuant to the share purchase agreement (the “A2 SPA”) entered into between SEED and Lilly, SEED also agreed to sell and issue to Lilly an additional 1,990,000 Series A-2 Preferred Shares, at a cash purchase price of $2.5125 per share upon the fulfillment, prior to November 12, 2022, of certain conditions under the terms of the A2 SPA (the “Forward”). The fair value of the Series A-2 Preferred Shares and Forward at closing was determined by the Company with the assistance of a third party independent valuation firm. The Company used a discounted cash flow model to determine the total equity value of SEED and further adopted the equity allocation model to determine the fair value of the Series A-2 Preferred Shares as of the date of issuance based on the rights and preferences of those shares over the other classes of equity issued by SEED, which is adjusted for a lack of marketability discount because the shares are subject to certain restrictions. The fair value of the Series A-2 Preferred Shares and the Forward on the closing date was determined to be $5,267 and $278, respectively.

The Company recognized collaboration revenue of nil and $338 related to the Collaboration Agreement for the three months ended March 31, 2020 and 2021, respectively. Revenue recognized for the three months ended March 31, 2021 was from amounts included in contract liabilities at the beginning of the period.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

4.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	March 31, 2021
	$	$
		(Unaudited)

Office equipment	181	191
Laboratory equipment	121	120
Motor vehicles	24	24
Leasehold improvements	116	115

	442	450
Less: accumulated depreciation	(258)	(275)

Property and equipment, net	184	175

Depreciation expenses for the three months ended March 31, 2020 and 2021 were $15 and $17, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

5.	Loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears a floating interest rate benchmarking the RMB loan interest rate of financial institution in the PRC. The loan interest rate is 5.45% as of March 31, 2021. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration. The loan bears an annual interest rate of 1% and the maturity date is May 3, 2022. Under the Paycheck Protection Program, the Company is eligible to apply for forgiveness of the loan in an amount equal to the sum of certain qualified costs.

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2021 are as follows:

Maturity dates	Amounts
$
(Unaudited)

Year ending December 31, 2021	-
Year ending December 31, 2022	2,161

Total	2,161

6.	Related party transactions

In February 2020, the Company borrowed 60-day interest-free loans totaling of $14 (RMB100) from Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”). The above loans were repaid in September 2020.

7.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three months ended March 31, 2020 and 2021.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. There were no material changes in unrecognized tax benefits and related interest and penalties for the three months ended March 31, 2021. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

8.	Equity

The movement of equity is as follows:

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non
	Ordinary share		paid-in	Accumulated	comprehensive		controlling	Total
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2021 (audited)	39,141,913	4	366,451	(277,818)	(297)	88,340	(1,715)	86,625
Share-based compensation	(35,437)	-	1,104	-	-	1,104	13	1,117
Foreign currency translation adjustment gain	-	-	-	-	50	50	23	73
Net loss	-	-	-	(16,988)	-	(16,988)	(455)	(17,443)

Balances at March 31, 2021 (unaudited)	39,106,476	4	367,555	(294,806)	(247)	72,506	(2,134)	70,372

Balances at January 1, 2020 (audited)	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Share-based compensation	3,293	-	3,438	-	-	3,438	32	3,470
Foreign currency translation adjustment gain (loss)	-	-	-	-	57	57	(4)	53
Net loss	-	-	-	(16,084)	-	(16,084)	(578)	(16,662)

Balances at March 31, 2020 (unaudited)	27,888,906	3	250,417	(232,929)	197	17,688	304	17,992

9.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2020 and March 31, 2021, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to nil.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

10.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $26 and $61 for the three months ended March 31, 2020 and 2021, respectively.

11.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended March 31,
	2020	2021
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(16,084)	$(16,988)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	27,732,449	39,004,609

Net loss per share —basic and diluted	$(0.58)	$(0.44)

The effects of unvested restricted shares and share options were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the three months ended March 31, 2020 and 2021.

12.	Supplemental balance sheet information

Other current liabilities consist of the following:

	As of December 31,	As of March 31,
	2020	2021
	$	$
		(Unaudited)

Compensation related	2,222	714
Professional services	373	46
Other taxes related	857	876
Forward liability	278	278
Others	76	10

Total	3,806	1,924

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

13.	Share-based compensation

During the three months ended March 31, 2021, the Company granted a total of 100,208 share options and 1,426 restricted shares, respectively.

The following table summarizes total share-based compensation expense recognized for the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
	2020	2021
	$	$
	(Unaudited)	(Unaudited)

Research and development	3,183	8
General and administrative	287	1,114

Total	3,470	1,122

14.	Contingently redeemable noncontrolling interests

The Company determined that Series A-2 Preferred Shares issued by SEED are contingently redeemable noncontrolling interests classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of SEED. The Company concluded that the Series A-2 Preferred Shares of SEED are not redeemable currently, but it is probable that the they will become redeemable. The Company chose to recognize changes in the redemption value as they occur and adjust the carrying amount of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period.

The holder of the Series A-2 Preferred Shares of SEED has the ability to convert the instrument into SEED’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Series A-2 Preferred Shares of SEED to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the underlying ordinary shares of SEED are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

No BCF was recognized for the Series A-2 Preferred Shares of SEED because the fair value per ordinary share of SEED of $0.50 at the commitment date was less than the most favorable conversion price of $2.5125. The Company determined the fair value of SEED’s ordinary shares with the assistance of an independent third party valuation firm.

Since the fair value of the Series A-2 Preferred Shares was higher than the redemption amount as of March 31, 2021, no accretion was recognized for the three months ended March 31, 2021.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

15.	Commitments and contingencies

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operation, financial condition or cash flows.